Schedule TO -- Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of
                               the

                 Securities Exchange Act of 1934
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                Securities and Exchange Commission
                      Washington, DC 20549
                           Schedule TO
Tender Offer Statement Under Section or of the Securities Exchange Act of 1934

                       (Amendment No. --)
                      Freerealtime.com, Inc.
                8001 Irvine Center Drive Suite 330
                         Irvine, CA 92618
                   Business Phone 949-754-3085
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               (Name of Subject Company [Issuer])

               Nesfield Acquisition Corp., Offeror
                    c/o Nesfield Capital, Inc.
                          32 Goshen Road
                       Engelhard, NC 27824
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(Names of Filing Persons (identifying status as offeror, issuer or other person))

                          Common Stock
                 -----------------------------
                 (Title of Class of Securities)


              ------------------------------------
              (CUSIP Number of Class of Securities)
                          James Nesfield
                    c/o Nesfield Capital, Inc.
                          32 Goshen Road
                       Engelhard, NC 27824

                   Copy to: Daryl J. Hudson III
                2600 Virginia Ave., NW, Suite 711
                       Washington, DC 20037
                          (202) 342-1700
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(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices
         and Communications on Behalf of filing persons)
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Calculation of Filing Fee


Transaction valuation*                          Amount of Filing Fee



*Set forth the amount on which the filing fee is calculated and state how it was determined. [ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing. Amount Previously
Paid:................................................... Form or Registration
No.:................................................................... Filing
Party:................................................................... DATE
FILED:................................................[ ] Check the box if the
filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates: [X ] third-party tender offer subject to Rule 14d-1. [ ] issuer tender offer subject to Rule 13e-4. [ ] going-private transaction subject to Rule 13e-3. [ ] amendment to Schedule 13D under rule 13d-2. Check the following box if the filing is a final amendment reporting the results of the tender offer:


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Item 1. Summary Term Sheet

TRANSACTION:                  Tender Offer.

ISSUER:                       Freerealtime.com, Inc.

BIDDER: Nesfield Acquisition Corp., a wholly owned subsidiary of Nesfield Capital, a registered broker dealer and member of NASD.

LISTING:                      OTC Pink Sheets. Current Bid: .0001;
                              Current Ask: .005

PAYMENT:                      $16,000.00 cash; $0.001 per share.

SOURCES:                      Bidder working capital on hand.

TERMS:                        100% of shares outstanding; 60 days;

WITHDRAWAL RIGHTS:            None.

BIDDER POSITION               The bidder currently owns no shares of the
                              subject company.

TENDER AGENT:                 Divine Capital, Inc.

TENDER PROCEDURES:            DTC to Divine Capital Markets LLC, Account
                              Number 1102 8438, Nesfield Capital, Inc.;
                              or on paper through letter of
                              authorization to Divine Capital.

TENDER/CLOSE DATES:           Tender date____; Closing date ___________.

Item 2. Subject Company Information

Freerealtime.com
8001 Irvine Center Drive Suite 330
Irvine, CA 92618
Business Phone 949-754-3085
Pink Sheets Bid .001  Ask .005
Common Stock, CUSIP No.
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Item 3. Identity and Background of Filing Person

Nesfield Acquisition Corp. ("NAC") is a wholly owned subsidiary of Nesfield Capital, Inc. ("NCI"). NCI is a Broker Dealer registered on Form BD with the Commission, and is a member of the NASD. NCI maintains minimum net capital of $5,000.00, and offers trading execution in mutual fund issues. NCI does not hold customer funds. NCI believes Freerealtime.com Inc.'s business compliments NCI's existing business activity.

Management of NCI

Charles W. Evans, (CEO & President)
Age 40
Mr. Evans has over 15 years experience in customer service and marketing, with emphasis on Latin America and Europe. Mr. Evans has lectured to business and advocacy groups in the USA, Scandinavia, and Eastern Europe on Internet marketing, and has been cited in The Economist and newspapers in Estonia, Iceland, and Sweden as an expert on Internet usage. For the past 5 years, Mr. Evans has served at the executive level in business development and marketing strategy of online payment systems including E-Gold and GoldMoney, as well as electronic currency exchange providers that trade in those systems. More recently, Mr. Evans has been involved with the establishment of an online microfinance marketplace, and continues to be active in the development and
promotion of online payment systems.   After running several entrepreneurial
ventures in the USA and Germany, Mr. Evans earned his MS Economics at George Mason University in 1994.


Ian Grigg - Chief Technology Officer
Age 41

Mr Grigg has worked as an independent consultant in the Unix systems field from 1985 to 1995, acting as project leader and other roles for many different companies in Australia and in Europe.

In 1995, Mr Grigg started Systemics, a company dedicated to Financial Cryptography, an emerging field to manage digital value such as money and assets on the Internet. He architetured and built the Ricardo system, a payment system that describes and transfers value using the techniques developed by Systemics. He was responsible directly for the "backend" programming, having built the bespoke double entry accounting engine, as well as the complete (stock) exchange server for Systemics' trading architecture.

Mr Grigg is a consultant to ventures in Financial Cryptography, and has published 4 papers in the field.

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Mr. Griggs holds a BSc(Hons) Computer Science (1984 University of New South
Wales) MBA (1996 London Business School)

James Nesfield -Secretary
Age 44

Mr. Nesfield is a specialist in the art of investing in distressed companies primarily companies in bankruptcy. Mr. Nesfield has worked in the financial service field since 1978 in various capacities such as trader of government
bonds, corporate bonds, market maker, and analyst.   Recently Mr. Nesfield
founded Nesfield Capital for the purpose of developing a Mutual Fund retailing firm. In the past Mr. Nesfield has been featured on Sixty Minutes and various articles due in large part to his fundamental approach to
investment analysis.   Mr. Nesfield is an advocate of  the Vulture Style of
investments whereby assets acquired cheaply enough can be made profitable. Mr. Nesfield has worked in the Former Soviet Union building Depositories and Exchanges as well as in South Africa. In consultation for institution building in less developed nations Mr. Nesfield worked to form broker organizations and shareholder rights organizations.


Item 4. Terms of the Transaction

Material terms of the transaction:

     NAC tender offer for 100% of the outstanding common shares , i.e., 16,000,000 shares, of Freerealtime.com at the price of $ .001 per share. The type and amount of consideration offered to security holders is cash at $.001 per share, in the total amount of $16,000.00. The scheduled expiration date of the tender offer is 60 days from the date of Commission approval of the offer. A subsequent offering period is not planned and will not be available. There is no plan to extend the offer. No rights of withdrawal are offered after a share is tendered.

     Procedures for tendering securities: If the shares are held in an account at a brokerage firm other than Divine Capital, that firm must DTC the shares to: Nesfield Acquisition Acct. No. 1102 8438, Divine Capital Markets LLC , DTC No. 0234

     If the tendered shares are in certificate form in a name other than Nesfield Acquisition, Divine Capital will require a Letter of Authorization
(LOA), signed and notarized original, to deposit the shares into the account:

     a. If the tendered certificate is held in the name of a corporation, Divine Capital will require the LOA, a corporate resolution for that corporation, and a stock power.

     b. If the tendered certificate is in the name of an individual, Divine Capital will require the LOA and a stock power.

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     Blank specimen LOA, stock power and corporate resolution are attached as
Exhibits _____ .

     The LOA received by Divine Capital must be signed, notarized, in original signature copy form.

Contact Information:
Divine Capital Markets LLC
30 Broad Street 28th Floor
New York, NY 10004

Attention: Danielle Hughes

     The tender offer will have no impact on the rights security holders.


     The offeror knows of no material accounting treatment or income tax consequences to the proposed transaction.



Item 5. Past Contacts, Transactions, Negotiations and Agreements

1.   Transactions.

     There have been no past contacts, transactions, negotiations, or agreements, between the offeror or its parent, and Freerealtime.com, or between any officers, directors, or affiliates thereof, concerning any transaction between the companies or officer, directors, or affiliates thereof.

2.   Significant corporate events.

     There have been no past contacts, transactions, negotiations, or agreements, between the offeror or its parent, and Freerealtime.com, or between any officers, directors, or affiliates thereof, concerning any merger, consolidation, acqusition, tender offer for or other acquisition of any class of the subject company's securities, election of Freerealtime.com's directors; or, sale or other transfer of a material amount of assets of Freerealtime.com.

3.   Negotiations or contracts.

     There have been no negotiations or material contacts concerning the matters referred to in the preceding paragraph during the past two years between: any affiliates of Freerealtime.com; or, Freerealtime.com and/or of its affiliates and any person not affiliated with Freerealtime.com who would have a direct interest in such matters.

4.   Conflicts of interest.

     There is no agreement, arrangement or understanding and any actual or potential conflict of interest between NAC or its affiliates and Freerealtime.com, its executive officers, directors or affiliates; or, NAC/NCI, or its executive officers, directors or affiliates.

Item 6. Purposes of the Transaction and Plans or Proposals

     a.  Purpose of the transaction.

     NAC intends to acquire and operate the business of Freerealtime.com.
The operations will be moved to a new and less expensive location under different management, to effectuate a reduction in operating costs. Nesfield Acquisition plans to reduce the cost of operating Freerealtime.com in the following manner:

1) Reduce Senior Management Salaries by 50%.
2) Reduce Cost of Goods sold by 50%.
3) Reduce Cost of Operating Expenses by 50%.

Reduction of Salaries by 50% : NAC plans to achieve these results by replacing the current management and employees with Mr Charles Evans and Mr. Ian Grigg. The total cost for this management group will not exceed $15,000 per month and additional employee cost of another $5,000 per month. The cost savings afforded the company by this management restructuring is projected to be $27,789 per month.

Reduction in Cost of Goods sold by 50% : NAC plans to achieve this goal by moving the operating facilities of Freerealtime.com, and aligning its internet functions with an established data vendor. NAC estimates that the cost of goods sold can be reduced by 50% affording Freerealtime.com a savings of $18,436.50 per month.

Reduction in Cost of Operating Expenses: NAC plans to remove and reduce the cost of Insurance, Automobile, Utilities, and Miscellaneous Operating Expenses by 50% by removing the company from the high cost environment of California to the lower cost environments of Engelhard NC, and Freeport Bahamas. Currently the cost to Freerealtime.com is $134,122 per month, with the exception of Depreciation and Amortization ($70,604), which accounts for more than half of
the operating cost.   NAC believes the remaining items the management
currently charges to Freerealtime.com can be reduced dramatically, if not totally removed. These costs include Miscellaneous Operating Expenses ($27,081), and Depreciation and Amortization. NAC believes these costs, while viable from an accrual accounting standpoint, are for a company such as Freerealtime.com onerous and unnecessary. In this proposed restructuring, NAC believes that the total cost of operating Freerealtime.com can be reduce from the current levels ($184,360) less Depreciation and Amortization ($70,000), to an adjusted Operating Expense of ($114,360). This would include a projected reduction of Amortization and Depreciation from $70,000, to $41,053.5 per
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month.  This projected reduction  would bring the total operating costs to
$111,053.50, leaving the company with a profit of $24,210.5 per month. The annual profit is projected to be $290,526.00.

     This profit would be used to re-establish the company's credit and its filings with the SEC. In the future recapitalizing the firm with a secondary
offering is planned.   Going private is not envisioned.  Although NAC's tender
bid is for 100% of the outstanding shares, NAC does do not foresee obtaining 100% of outstanding shares, and would look to benefit the remaining shareholders with this cost effective plan of operation.

     The foregoing analysis of Freerealtime.com's operations and other costs is based on its 11/25/2002 8k filing with the Commission. See Ex. _____.


     b.  Use of securities acquired.

     The shares acquired will be retained by NAC.

     c. Plans. Describe any plans, proposals or negotiations that relate to or would result in:

          1.  Any extraordinary transaction, such as a merger,
reorganization or liquidation, involving the subject company or any of its
subsidiaries; None.   Freerealtime.com  is currently Chapter 11.  It's second
plan of reorganization has been submitted to the Court and disclosed to the Commission on Form 8K. NAC intends to implement the plan of reorganization upon successful completion of the tender offer.

          Subsections 2. and 3. None.

          4. Any change in the present board of directors or management of the subject company, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer;

     NAC intends to replace current management of Freerealtime.com and appoint new board members and executive officers, as set forth in Item 3. The appoints will, applicable at the time, be subject to approval of the bankruptcy court following a successful completion of NAC's tender offer.

          Subsections 5. through 10.: None.

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     d.  Subject Company Negotiations. If the filing person is the subject company:Not applicable to this third party tender offer.


Item 7. Source and Amount of Funds or Other Consideration

     a. Source of Funds.

     The tender off er funds are from the Operating Revenue of NCI,  the
parent company of NAC, in  the amount of $16,000.   All other cost associated
with this tender offer are funded as well by NCI.

     b. Conditions.

     No material conditions of financing; cash offer.

     c.  Expenses.

     Expenses of this tender offer include the following:   Legal $5,000.00;
Filing Cost $250.00, Aggregate Tender Price $16,000.00; Total expenses of tender offer: $21,250.00.

     d. Borrowed funds.

     NAC is not making use of borrowed funds.

Item 8. Interest in Securities of the Subject Company

NAC, its affiliates, officers, employees, and directors, do not hold, directly or indirectly, any interest in securities of Freerealtime.com.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used

a. Solicitations and recommendations.

Mr. Nesfield will coordinate communications and any other necessary processes as may arise between NAC and Divine Capital in connection with the tender procedures. Mr. Nesfield's biographical information, and his intended management role, are set forth in Item 3.
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b.  Employees and Corporate Assets.

Charles Evans, President Nesfield Acquisition Corp., has been retained on a tender offer success basis by NAC; Mr. Evans' biographical information, and his intended management role, are set forth in Item 3.

Ian Grigg, Chief Information Officer Nesfield Acquisition Corp., has been retained on a tender offer success basis by NAC; Mr. Grigg's biographical information, and his intended management role, are set forth in Item 3.

James Nesfield has been retained on a tender offer success basis by NAC; Mr. Nesfield's biographical information, and his intended management role, are set forth in Item 3.

Item 10. Financial Statements

Not Applicable.

Item 11. Additional Information

Not applicable. No material information.

Item 12. Exhibits

     a. Any disclosure materials furnished to security holders by or on behalf of the filing person, including:

          1. Tender offer materials (including transmittal letter);

          2. Solicitation or recommendation (including those referred to in Item 1012 of Regulation M-A;

          None

          3. Going-private disclosure document;

          None

          4. Prospectus used in connection with an exchange offer where securities are registered under the Securities Act of 1933; and

          5.  Any other disclosure materials;

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     b.  Any loan agreement referred to in response to Item 1007(d) of
Regulation M-A;

         None

     c. Any report, opinion or appraisal referred to in response to Item 1014(d) or Item 1015 of Regulation M-A;

         None

     d. Any document setting forth the terms of any agreement, arrangement, understanding or relationship referred to in response to Item 1005(e) or Item 1011(a)(1) of Regulation M-A;

         None

     e. Any agreement, arrangement or understanding referred to in response to Item 1005(d), or the pertinent portions of any proxy statement, report or other communication containing the disclosure required by Item 1005(d) of Regulation M-A;

         None

     f. A detailed statement describing security holders' appraisal rights and the procedures for exercising those appraisal rights referred to in response to Item 1004(d) of Regulation M-A;

         None

     g. Any written instruction, form or other material that is furnished to persons making an oral solicitation or recommendation by or on behalf of the filing person for their use directly or indirectly in connection with the transaction; and

         None

     h. Any written opinion prepared by legal counsel at the filing person's request and communicated to the filing person pertaining to the tax consequences of the transaction.

         None
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Item 13. Information Required by Schedule 13E-3

            Not Applicable.


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(Signature)


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(Name and title)


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